July 11, 2019

Kelly Potes
Chief Executive Officer
ChoiceOne Financial Services, Inc.
109 East Division
Sparta, MI 49345

       Re: ChoiceOne Financial Services, Inc.
           Registration Statement on Form S-4
           Filed June 17, 2019
           File No. 333-232157

Dear Mr. Potes:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 17, 2019

General

1. Please provide us supplementally with copies of any board books or similar materials that the financial advisors presented to the ChoiceOne or County boards in connection with their fairness opinions.
 Kelly Potes
FirstName LastNameKelly Potes
ChoiceOne Financial Services, Inc.
Comapany NameChoiceOne Financial Services, Inc.
July 11, 2019
July 11, 2019 Page 2
Page 2
FirstName LastName
The Merger
Background of the Merger, page 40

2. You disclose that between February 12, 2019 and early March 2019, the parties discussed and negotiated various terms of the merger agreement. Please revise to disclose in greater detail the terms that were negotiated, revised and agreed upon. In particular, your revised disclosure should disclose and quantify, as applicable:
           the price negotiations between ChoiceOne and County, including the exchange ratio and special dividend amounts; and
           the "unresolved issues" discussed by the County board of directors on February 20,
             2019.
ProBank Austin's Compensation and Other Relationships with ChoiceOne and County, page 56

3. Please revise to quantify the fee that ChoiceOne paid to ProBank Austin when it rendered its fairness opinion and the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of
         Regulation M-A.
Board of Directors and Management Following the Merger, page 65

4. We note your disclosure that Bruce J. Cady will serve as the Vice Chairman of the board of directors of ChoiceOne after the merger. Please file the written consent of Mr. Cady as required by Securities Act Rule 438.
Certain Directors and Executive Officers of County Continuing with ChoiceOne After the
Merger, page 123

5. Please provide the information required by Item 402 of Regulation S-K for Mr. Cady and
         Mr. Burke. Refer to Item 18.(a)(7)(ii) of Form S-4.
Exhibits

6. Please have counsel remove the assumption on page 2 of Exhibit 5.1 that the Articles of
         Amendment will have become effective under the Michigan Business Corporation Act. It is not appropriate for counsel to assume that the registrant is legally incorporated. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.
7. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in the proxy statement/prospectus to clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel, or provide a long-form tax opinion. For more information, refer to Section
         III.B. of Staff Legal Bulletin No. 19.
 Kelly Potes
FirstName LastNameKelly Potes
ChoiceOne Financial Services, Inc.
Comapany NameChoiceOne Financial Services, Inc.
July 11, 2019
Page 3
July 11, 2019 Page 3
FirstName LastName
8. Refer to the following language in Exhibits 99.5 and 99.6: ". . . we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities
         Act of 1933 . . . ." Please obtain and file revised consents that do not include this
         disclaimer. Please refer to Securities Act Section 7(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Financial Services